Exhibit 12.1

Kirby Corporation, Inc.
Pro Forma Ratio of Earnings to Fixed Charges Unaudited (Dollars in thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016
Pro Forma Ratio of Earnings to Fixed Charges
Earnings:
Earnings before fixed charges	$130,714	$222,944
Add: fixed charges	31,274	44,946
	$161,988	$267,890

Fixed Charges:
Interest expensed and capitalized	$18,171	$26,647
Amortized premiums, discounts and capitalized expenses related to indebtedness	786	801
An estimate of the interest within rental expense	12,317	17,498
Total fixed charges	$31,274	$44,946

Pro forma ratio of earnings to fixed charges	5.18	5.96

The pro forma ratio of earnings to fixed charges for the nine months ended September 30, 2017 and for the year ended December 31, 2016 assumes that the Company's acquisition of all of the outstanding shares of capital stock of Higman Marine, Inc. and its affiliated companies does not close and therefore gives effect to the offering and sale of the Company's 4.200% Senior Notes due 2028 and the application of all of the net proceeds therefrom to repay borrowings under the Company's revolving credit facility.